ELECTRIC PLAYHOUSE NV LLC
CLASS A UNIT SUBSCRIPTION AGREEMENT

THIS CLASS A UNIT SUBSCRIPTION AGREEMENT is made as of [EFFECTIVE DATE], by and between Electric Playhouse NV LLC, a Delaware limited liability company (the "**Company**"), and the subscriber identified on the signature page hereto (the "**Subscriber**").

WHEREAS, the Company is conducting an offering (the "**Offering**") under Section 4(a)(6) of the Securities Act of 1933, as amended (the "**Securities Act**") and Regulation Crowdfunding promulgated thereunder; and

WHEREAS, the Offering is being made pursuant to the Form C of the Company that has been filed by the Company with the Securities and Exchange Commission (the "**SEC**") and is being made available on the Portal's website, as the same may be amended from time to time (the "**Form C**") and the Offering Statement, which is included therein (the "**Offering Statement**"); and

WHEREAS, in accordance with this Class A Unit Subscription Agreement, the Form C, and the Offering Statement, the Subscriber desires to purchase, and the Company desires to issue and sell, the Company's Class A Units (the "**Class A Units**") on the terms and conditions set forth herein.

THE PARTIES AGREE as follows:

1. *Sale of Class A Units and Payment of Purchase Price*. The Company hereby agrees to sell to the Subscriber, and the Subscriber hereby agrees to purchase from the Company, the number of Class A Units equal to the quotient of the undersigned's subscription amount (the "**Purchase Price**") as indicated through the Portal's platform divided by $1.00. The maximum amount to be raised in the offering is $124,000 (the "**Maximum Offering Amount**"). The Company is offering the Class A Units to prospective investors through the Wefunder crowdfunding portal (the "**Portal**"). The Portal is registered with the SEC as a funding portal and is a funding portal member of the Financial Industry Regulatory Authority. The Company will pay the Portal a commission equal to 6.5% of gross monies raised in the Offering. Investors should carefully review the Form C and the accompanying Offering Statement, which are available on the website of the Portal at www.wefunder.com. No investor may subscribe for a Class A Unit in the Offering after the Offering campaign deadline as specified in the Offering Statement and on the Portal's website (the "**Offering Deadline**"). Notwithstanding anything in this Agreement to the contrary, the Company shall have no obligation to issue any of the Securities to any person who is a resident of a jurisdiction in which the issuance of Securities to such person would constitute a violation of the securities, "blue sky" or other similar laws of such jurisdiction.

2. *Closing*. The closing of the sale and purchase of the Units pursuant to this Agreement (the "**Closing**") shall take place through the Portal within five (5) Business Days after the Offering Deadline. At the Closing, the Subscriber shall pay the Purchase Price, at

which time the Company shall deliver to the Subscriber the Class A Units (which shall be recorded in book entry form on the Company's membership interest ledger).

3. *Investment Representations.* In connection with the purchase of the Class A Units, the Subscriber represents to the Company the following:

(a) The Subscriber has had an opportunity to discuss the Company's business, management, financial affairs and the terms and conditions of the offering of the Class A Units with the Company's management and has had an opportunity to review the Company's facilities. The Subscriber believes it has received all of the information that it considers necessary or appropriate to reach an informed and knowledgeable decision whether to purchase the Class A Units. The Subscriber understands and acknowledges that such discussions, as well as any written information issued by the Company, (1) were intended to describe the aspects of the Company's business that the Company believes to be material, but were not necessarily an exhaustive description, and (2) may have contained forward-looking statements involving known and unknown risks and uncertainties that may cause the Company's actual results in future periods or plans for future periods to differ materially from what was anticipated and that no representations or warranties were or are being made with respect to any such forward-looking statements or the probability of achieving any of the results projected in any of such forward-looking statements.

(b) The Subscriber realizes that (1) the purchase of the Class A Units is a speculative investment involving a high degree of risk, including the risks outlined in the Form C, the accompanying Offering Statement, and in this Class A Unit Subscription Agreement, (2) the economic benefits that may be derived therefrom are uncertain and (3) the total amount of the Subscriber's investment could be lost. In determining whether or not to make an investment in the Company, the Subscriber has relied only upon (x) this Agreement, the Form C, and the accompanying Offering Statement and (y) any independent investigations made by the Subscriber. The Subscriber has not received any general solicitation to subscribe for the Class A Units. By reason of its, or of its management's, business or financial experience, the Subscriber has the capacity to protect its own interests in connection with the transactions contemplated in this Agreement. Further, the Subscriber is aware of no publication of any advertisement in connection with the transactions contemplated in the Agreement. The Subscriber can bear the economic risk of this investment and can afford a complete loss thereof; the Subscriber has sufficient liquid assets to pay the full Purchase Price for the Class A Units; and the Subscriber has adequate means of providing for its current needs and possible contingencies and has no present need for liquidity of the Subscriber's investment in the Company.

(c) The Subscriber understands that there is no assurance that the Company will raise sufficient capital to engage in its proposed business activities and/or that the Subscriber will receive distributions from the Company. The timing of profit realization, if any, is highly uncertain. The Subscriber understands that the initial expenses of the Company will be significant and that such expenses will require that the Company's activities generate revenues in excess of these expenses in order for the Company to become profitable. The Company is a newly established entity with no track record upon which the Subscriber may base an evaluation. The Company is currently in the process of building out its location and no assurance can be

made that the Company will raise sufficient capital to complete the build out and/or to operate the venture.

(d) The Subscriber understands that the Class A Units shall have no voting or consent rights except as explicitly set forth in Section 11.1 of the Operating Agreement (as defined below).

(e) The Subscriber seeks to acquire the Class A Units for investment for the Subscriber's own account and beneficial interest (and not for the account or interest of any other person or persons) and has no present intention of dividing them with others or reselling, assigning or otherwise distributing them to others.

(f) The Subscriber understands that the Class A Units have not been, and will not be, registered under the Securities Act by reason of a specific exemption from the registration provisions of the Securities Act, which depends upon, among other things, the bona fide nature of the Subscriber's investment intent and the accuracy of the Subscriber's representations as expressed herein. In this connection, the Subscriber understands that, in the view of the Securities and Exchange Commission (the "**Commission**"), the statutory basis for such exemption may not be present if the Subscriber's representations meant that the Subscriber's present intention was to hold the Class A Units for a minimum capital gains period under applicable tax statutes, for a deferred sale, for a market rise, for a sale if the market does not rise, or for a year or any other fixed period in the future.

(g) The Subscriber understands that the Class A Units are "restricted securities" under applicable U.S. federal and state securities laws and that, pursuant to these laws, the Class A Units must be held indefinitely unless they are subsequently registered with the Securities and Exchange Commission and qualified by state authorities, or an exemption from such registration and qualification requirements is available (including an exemption therefrom or as further described in Section 227.501 of Regulation Crowdfunding). The Subscriber further acknowledges and understands that the Company is under no obligation to register or qualify the Class A Units for resale. The Subscriber further acknowledges that the Class A Units are subject to the terms and conditions of the Operating Agreement (as defined below). The Subscriber further acknowledges that if an exemption from registration or qualification is available, it may be conditioned on various requirements including, but not limited to, the time and manner of sale, the holding period for the Class A Units, and requirements relating to the Company which are outside of the Subscriber's control, and which the Company is under no obligation and may not be able to satisfy. The Subscriber further understands that no public market now exists for the Class A Units, and that the Company has made no assurances that a public market will ever exist for the Class A Units.

(h) The Subscriber further warrants and represents that the Subscriber has either (1) preexisting personal or business relationships with the Company or any of its officers, directors or controlling persons, or (2) the capacity to protect the Subscriber's own interests in connection with the purchase of the Class A Units by virtue of the business or financial expertise of itself or of professional advisors to the Subscriber who are unaffiliated with and who are not compensated by the Company or any of its affiliates, directly or indirectly.

(i) Subscriber represents and warrants that the execution, delivery and performance by Subscriber of this Agreement and the consummation of the transactions contemplated hereby do not and will not: (1) to the extent it is not a natural person, violate the certificate of incorporation or bylaws or similar organizational documents of such Subscriber; (2) violate any applicable law, rule, regulation, judgment, injunction, order or decree; (3) conflict with, or result in any breach of, or constitute a default under, any agreement or other instrument binding upon Subscriber or any affiliate thereof.

(j) To the extent that the Subscriber is not a United States person, as such term is defined in Rule 902 promulgated under the Securities Act, which by Subscriber's execution of this Agreement the Subscriber hereby confirms and represents that: (1) the Class A Units will be acquired for investment for the Subscriber's own account, not as a nominee or agent, and not with a view to the resale or distribution of any part thereof in the United States or to a United States resident; (2) the Subscriber has no present intention of selling, granting any participation in, or otherwise distributing the same; (3) the Subscriber does not have any contract, undertaking, agreement or arrangement with any person to sell, transfer or grant participations to such person or to any third person in the United States or to a United States resident, with respect to any of the Class A Units; and (4) Subscriber is not a United States person as such term is defined in Rule 902 promulgated under the Securities Act.

(k) If the Subscriber is an individual, then the Subscriber resides in the state or province identified in the address of Subscriber provided to the Company via the Portal; if the Subscriber is a partnership, corporation, limited liability company or other entity, then the office or offices of the Subscriber in which its investment decision was made is located at the address or addresses of the Subscriber provided to the Company via the Portal.

(l) If the Subscriber is not a United States person (as defined by Section 7701(a)(30) of the Internal Revenue Code of 1986, as amended), the Subscriber hereby represents that it has satisfied itself as to the full observance of the laws of its jurisdiction in connection with any invitation to subscribe for the Class A Units or any use of this Agreement, including (1) the legal requirements within its jurisdiction for the purchase of the Class A Units , (2) any foreign exchange restrictions applicable to such purchase, (3) any government or other consents that may need to be obtained, and (4) the income tax and other tax consequences, if any, that may be relevant to the purchase, holding, redemption, sale or transfer of the Class A Units. The Subscriber's subscription and payment for and continued beneficial ownership of the Class A Units will not violate any applicable securities or other laws of the Subscriber's jurisdiction.

(m) The Subscriber represents that, to the extent that such Subscriber acquired any of the Class A Units by cancellation or conversion of indebtedness of the Company to such Subscriber, including interest, such underlying indebtedness, including any and all interest accrued thereon, has been paid and satisfied in full.

(n) The Subscriber hereby certifies that, if the Subscriber's Class A Units represent 20% or more of the total outstanding Units in the Company, none of the disqualifying events or conditions (each, a "**Rule 506(d) Event**") described in Rule 506(d) under Regulation D promulgated under the Securities Act ("**Regulation D**") has occurred or is true as of the date hereof with respect to (1) the Subscriber or (2) any beneficial owner of the Subscriber which

indirectly holds 20% or more of the total outstanding Units in the Company (each, a "**Subscriber Person**"). The Subscriber shall notify the Company in writing promptly in the event that, after the date hereof, Company becomes aware that a Rule 506(d) Event has occurred or has become true with respect to a Subscriber Person.

(o) The Subscriber understands that the Subscriber is prohibited from selling, assigning, pledging, giving, transferring or otherwise disposing of the Class A Units or any interest therein or make any offer or attempt to do any of the foregoing, except with the consent of the General Manager.

(p) Including the amount set forth on the signature page hereto, in the past 12-month period, the Subscriber has not exceeded the investment limit as set forth in Rule 100(a)(2) of Regulation Crowdfunding.

(q) The Subscriber understands that any public health emergencies, and any restrictions and closures related thereto, will have a material adverse impact on the operations and success of the Company. The depth and duration of any economic declines attributable to any public health emergencies (including, but not limited to, the COVID-19 pandemic) will depend on certain developments, including the duration and spread of the outbreak, future spikes of infections resulting in additional preventative measures to contain or mitigate the outbreak, severity of the economic decline attributable to the pandemic and timing and nature of a potential economic recovery.

(r) The Subscriber is aware of recent developments involving Silicon Valley Bank and Signature Bank. The Subscriber understands that the Company has relationships and may develop additional relationships with different banks and that any closure or restriction on the use of funds with respect to such banks and the Company's accounts at such banks could materially and adversely impact the Company's ability to meet its working capital, capital expenditures, and material cash requirements.

(s) The Subscriber has reviewed the website of the U.S. Treasury Department's Office of Foreign Assets Control ("**OFAC**"), and conducted such other investigation as the Subscriber deems necessary or prudent, prior to making these representations and warranties. None of (1) the Subscriber, (2) any person controlling or controlled by the Subscriber or (3) if the Subscriber is a privately held entity, any person having a beneficial interest in the Subscriber: (A) is or, to the Subscriber's knowledge, will become a country, territory, entity or individual with whom dealings are restricted or prohibited by any U.S. economic sanctions or similar sanctions imposed by the United Nations Security Council, the European Union or Her Majesty's Treasury of the United Kingdom or other relevant sanctions authority ("**Sanctions**") (including because of appearing on the List of Specially Designated Nationals and Blocked Persons maintained by the OFAC, or any other list maintained by any other applicable sanctions authority in any jurisdiction in which the Company may conduct its business, from time to time); (B) is located, organized or resident in a country or territory that is the subject of Sanctions that broadly prohibit dealings with that country or territory (any country, territory, entity or individual described by clause (A) and/or (B), a "**Sanctioned Person**"); (C) is a senior political figure, any member of a senior political figure's immediate family or any close associate of a senior political figure; or (D) resides in, or is organized or chartered under the laws

of, a jurisdiction that is the subject of an advisory by The Treasury Department's Financial Crimes Enforcement Network ("**FinCEN**") or has otherwise been designated by the U.S. Secretary of the Treasury under Section 311 or 312 of the Uniting and Strengthening America by Providing Appropriate Tools Required to Interrupt and Obstruct Terrorism Act of 2001 as warranting special measures due to money laundering concerns. The Subscriber agrees to notify promptly the Company of any change in information affecting this representation and covenant.

4. *Representations and Warranties of the Company.* In connection with the sale of the Class A Units, the Company represents to the Subscriber the following:

(a) The Company is duly formed and validly existing under the laws of Delaware, with full power and authority to conduct its business as it is currently being conducted and to own its assets; and has secured any other authorizations, approvals, permits and orders required by law for the conduct by the Company of its business as it is currently being conducted.

(b) The issuance and sale of the Class A Units shall be duly authorized by all requisite limited liability company approval on the part of the Company.

(c) The execution, delivery and performance by the Company of this Agreement and the consummation of the transactions contemplated hereby do not and will not: (1) violate the Operating Agreement; (2) violate any applicable law, rule, regulation, judgment, injunction, order or decree; (3) conflict with, or result in any breach of, or constitute a default under, any agreement or other instrument binding upon the Company or any affiliate thereof.

(d) The Operating Agreement is the limited liability company agreement of the Company as in effect on the date hereof. The Company's pro-forma capitalization is attached hereto as Schedule A.

(e) The Company will use the Purchase Price to fund its necessary operating and capital expenses and no portion of the Purchase Price will be used by or loaned to Electric Playhouse, Inc., except in connection with that certain licensing agreement by and between Electric Playhouse, Inc. and the Company. Notwithstanding the foregoing, the Subscriber understands and agrees that Electric Playhouse, Inc. is entitled to distributions from the Company, which may have a priority over distributions to Class A Members, and such distributions may be paid out of any cash on hand in the Company.

5. *Governing Documents.* Subscriber acknowledges receipt of a copy of the Certificate of Formation of the Company, as filed on September 1, 2022, and a copy of the Limited Liability Company Agreement of the Company, dated as of September 9, 2022 (the "**Operating Agreement**").

6. *Transaction Agreements.* If not already a party thereto, the Subscriber hereby agrees that, concurrently with and as a condition to the Closing, the Subscriber shall become a party to the Operating Agreement by executing and delivering to the Company at the Closing a joinder signature page to the Operating Agreement in substantially the form attached hereto as Exhibit A.

7. *Certificate Legends*. The Class A Units, if certificated, shall be endorsed with the following legends:

(a) "THE UNITS REPRESENTED BY THIS CERTIFICATE ARE SUBJECT TO AN OPERATING AGREEMENT AMONG THE COMPANY AND ITS MEMBERS, A COPY OF WHICH IS ON FILE AT THE PRINCIPAL EXECUTIVE OFFICE OF THE COMPANY. NO TRANSFER, SALE, ASSIGNMENT, PLEDGE, HYPOTHECATION OR OTHER DISPOSITION OF THE UNITS REPRESENTED BY THIS CERTIFICATE MAY BE MADE EXCEPT IN ACCORDANCE WITH THE PROVISIONS OF SUCH OPERATING AGREEMENT."

(b) "THE UNITS REPRESENTED BY THIS CERTIFICATE HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED, OR UNDER ANY OTHER APPLICABLE SECURITIES LAWS AND MAY NOT BE TRANSFERRED, SOLD, ASSIGNED, PLEDGED, HYPOTHECATED OR OTHERWISE DISPOSED EXCEPT (A) PURSUANT TO A REGISTRATION STATEMENT EFFECTIVE UNDER SUCH ACT AND LAWS, OR (B) AN OPINION OF COUNSEL IN A FORM SATISFACTORY TO THE COMPANY THAT SUCH REGISTRATION IS NOT REQUIRED UNDER THE SECURITIES ACT OF 1933."

(c) "THE UNITS REPRESENTED BY THIS CERTIFICATE WERE ISSUED PURSUANT TO SECTION 4(A)(6) OF THE SECURITIES ACT AND MAY ONLY BE RESOLD PURSUANT TO RULE 501 OF REGULATION CROWDFUNDING."

(d) Any other legends set forth in the Operating Agreement.

(e) Any other legend required by any applicable state securities laws.

8. *No Employment Rights*. Nothing in this Agreement shall affect in any manner whatsoever the right or power of the Company, or a parent or subsidiary of the Company, to terminate the Subscriber's employment or consulting relationship, if any, for any reason, with or without cause.

9. *General Provisions*.

(a) *Governing Law; WAIVER OF JURY TRIAL*. This Agreement and all acts and transactions pursuant hereto and the rights and obligations of the parties hereto shall be governed by the laws of the State of Delaware, without giving effect to principles of conflicts of law. EACH PARTY HEREBY WAIVES ITS RIGHTS TO A JURY TRIAL OF ANY CLAIM OR CAUSE OF ACTION BASED UPON OR ARISING OUT OF THIS AGREEMENT, THE OTHER TRANSACTION DOCUMENTS, THE SECURITIES OR THE SUBJECT MATTER HEREOF OR THEREOF. THE SCOPE OF THIS WAIVER IS INTENDED TO BE ALL-ENCOMPASSING OF ANY AND ALL DISPUTES THAT MAY BE FILED IN ANY COURT AND THAT RELATE TO THE SUBJECT MATTER OF THIS TRANSACTION, INCLUDING, WITHOUT LIMITATION, CONTRACT CLAIMS, TORT CLAIMS (INCLUDING NEGLIGENCE), BREACH OF DUTY CLAIMS, AND ALL OTHER COMMON LAW AND STATUTORY CLAIMS. THIS SECTION HAS BEEN FULLY DISCUSSED BY EACH OF THE PARTIES HERETO AND THESE PROVISIONS WILL

NOT BE SUBJECT TO ANY EXCEPTIONS. EACH PARTY HERETO HEREBY FURTHER WARRANTS AND REPRESENTS THAT SUCH PARTY HAS REVIEWED THIS WAIVER WITH ITS LEGAL COUNSEL, AND THAT SUCH PARTY KNOWINGLY AND VOLUNTARILY WAIVES ITS JURY TRIAL RIGHTS FOLLOWING CONSULTATION WITH LEGAL COUNSEL

(b) *Entire Agreement*. This Agreement sets forth the entire agreement between the parties with respect to the purchase of the Class A Units by the Subscriber and merges all prior discussions between them.

(c) *Notices*. Any notice, demand or request required or permitted to be given by either the Company or the Subscriber pursuant to the terms of this Agreement shall be in writing and shall be deemed to have been given: (1) when delivered by hand (with written confirmation of receipt); (2) when received by the addressee if sent by a nationally recognized overnight courier (receipt requested); (3) on the date sent by facsimile or e-mail of a PDF document (with confirmation of transmission) if sent during normal business hours of the recipient, and on the next business day if sent after normal business hours of the recipient; or (4) on the third day after the date mailed, by certified or registered mail, return receipt requested, postage prepaid. Such communications must be sent to the respective parties at the addresses of the parties set forth at the end of this Agreement or such other address as a party may request by notifying the other party in writing.

(d) *Successors and Assigns*. The rights and benefits of the Company under this Agreement shall be transferable to any one or more persons or entities, and all covenants and agreements hereunder shall inure to the benefit of, and be enforceable by, the Company's successors and assigns. The rights and obligations of the Subscriber under this Agreement may only be assigned with the prior written consent of the Company and any purported transfer otherwise shall be null and void.

(e) *Amendment; Enforcement of Rights*. No modification of or amendment to this Agreement, nor any waiver of any rights under this Agreement, shall be effective unless in writing signed by each party to this Agreement. Either party's failure to enforce any provision or provisions of this Agreement shall not in any way be construed as a waiver of any such provision or provisions, nor prevent that party thereafter from enforcing each and every other provision of this Agreement. The rights granted both parties herein are cumulative and shall not constitute a waiver of either party's right to assert all other legal remedies available to it under the circumstances.

(f) *Cooperation*. The Subscriber agrees upon request to execute any further documents or instruments necessary or desirable to carry out the purposes or intent of this Agreement.

(g) *Counterparts; Electronic Signatures*. This Agreement may be executed in two (2) or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument. Counterparts may be delivered via electronic mail (including pdf or any electronic signature complying with the U.S. federal

ESIGN Act of 2000, *e.g.*, www.docusign.com) or other transmission method and any counterpart so delivered shall be deemed to have been duly and validly delivered and be valid and effective for all purposes.

(h) *Severability*. If one or more provisions of this Agreement are held to be unenforceable under applicable law, the parties agree to renegotiate such provision in good faith. In the event that the parties cannot reach a mutually agreeable and enforceable replacement for such provision, then (1) such provision shall be excluded from this Agreement, (2) the balance of the Agreement shall be interpreted as if such provision were so excluded and (3) the balance of the Agreement shall be enforceable in accordance with its terms.

(i) *Attorney's Fees*. The Company and the Subscriber shall bear their own expenses and legal fees incurred on their behalf with respect to this Agreement and the transactions contemplated hereby.

(j) *Acknowledgement*. The Subscriber has reviewed this Agreement in its entirety, has had an opportunity to obtain the advice of counsel prior to executing this Agreement and fully understands all provisions of this Agreement.

(k) *Titles and Subtitles*. The titles and subtitles used in this Agreement are used for convenience only and are not to be considered in construing or interpreting this Agreement.

(m) *Rules of Construction; Interpretation*. Whenever required by the context, any pronoun used in this Agreement shall include the corresponding masculine, feminine, or neuter forms, and the singular form of nouns, pronouns, and verbs shall include the plural and vice versa. Each party hereto has been represented by legal counsel in connection with the negotiation and drafting of this Agreement. Each party hereto and its counsel has had an opportunity to review and suggest revisions to the language of this Agreement. Accordingly, no provision of this Agreement shall be construed for or against or interpreted to the benefit or disadvantage of any party by reason of any party having or being deemed to have structured or drafted such provision

(n) *Waiver of Conflicts; Acknowledgment*. Each party to this Agreement acknowledges that Venable LLP ("**Venable**"), special counsel for the Company, has in the past performed and may continue to perform legal services for certain subscribers in matters unrelated to the transactions described in this Agreement, including the representation of such subscribers in venture capital financings and other matters. Accordingly, each party to this Agreement hereby (a) acknowledges that they have had an opportunity to ask for information relevant to this disclosure; and (b) gives its informed consent to Venable's representation of certain of the subscribers in such unrelated matters and to Venable's representation of the Company in connection with this Agreement and the transactions contemplated hereby.

(o) *Indemnification*. The undersigned agrees to indemnify and hold harmless the Company and its directors, officers and agents (including legal counsel) from any and all damages, losses, costs and expenses (including reasonable attorneys' fees) that they, or any of them, may incur by reason of the undersigned's failure, or alleged failure, to fulfill any of the

terms and conditions of this subscription or by reason of the undersigned’s breach of any of the undersigned’s representations and warranties contained herein.

[Signature page follows; remainder of page intentionally left blank]

IN WITNESS WHEREOF, the parties have executed this agreement as of [EFFECTIVE DATE].

COMPANY:

ELECTRIC PLAYHOUSE NV LLC,
a Delaware limited liability company

[UNITS]

$[AMOUNT]

By: ELECTRIC PLAYHOUSE, INC.,
its Manager

By: Founder Signature
Name: Brandon Garrett
Title: Chief Executive Officer

Read and Approved (For IRA Use Only):

By:______________________________

SUBSCRIBER:

[ENTITY NAME]

By: Investor Signature
Name: [INVESTOR NAME]
Title: [INVESTOR TITLE]

The Investor is an "accredited investor" as that term is defined in Regulation D promulgated by the Securities and Exchange Commission under the Securities Act.

Please indicate Yes or No by checking the appropriate box:

[ ] Accredited

[ ] Not Accredited

Schedule A

Pre and Post-Financing Capitalization

Security	Pre-Financing # of Units Outstanding	Post-Financing # of Units Outstanding
Class A Units	1,710,000	1,834,000[1]
Class B Units	10,000,000	10,000,000
Total	11,710,000	11,834,000

[1] Assumes subscriptions received for all Class A Units.

Exhibit A

Joinder Signature Page to Operating Agreement

JOINDER TO
ELECTRIC PLAYHOUSE NV LLC
LIMITED LIABILITY COMPANY AGREEMENT

By execution of this joinder signature page, the undersigned hereby agrees to (a) become a party to that certain Limited Liability Company Agreement, dated as of September 9, 2022, by and among Electric Playhouse NV LLC, a Delaware limited liability company, and the other signatories thereto, as amended from time to time, and (b) be subject to and bound by the obligations and receive the benefits of a "Class A Member" thereunder.

Date: [EFFECTIVE DATE]

MEMBER:

Individual:

____
(*Signature*)

____
(*Print Name*)

Partnership, Corporation, Trust, Custodial Account, Other:

[ENTITY NAME]
(*Name of Entity*)

By: Investor Signature
(*Signature*)

[INVESTOR NAME]
(*Print Name*)

[INVESTOR TITLE]
(*Print Title*)

SPOUSAL CONSENT (IF APPLICABLE)

I understand that if I ever have, or if I am ever entitled to, a membership interest in the Company or otherwise become a Member of the Company as a result of any applicable marital property law that I will be bound by the provisions of the Operating Agreement between the Member and the Company pursuant to which the Member received membership interests in the Company.

Print Name: ______________________________

Signature: ______________________________

Address for Member's Notices:
[ADDRESS]

____

____

Email: [EMAIL]

Acknowledged and Accepted:

ELECTRIC PLAYHOUSE NV LLC,
a Delaware limited liability company

By: ELECTRIC PLAYHOUSE, INC.,
its Manager

By: *Founder Signature*
Name: Brandon Garrett
Title: Chief Executive Officer